Exhibit 99.4
I HOUSTON CENTER
1221 MCKINNEY, SUITE 3700
HOUSTON, TEXAS 77010

PHONE (713) 209-1100 • FAX (713) 752-0828
February 16, 2011
Mr. Clarence Cottman
NiMin Energy Corp.
1160 Eugenia Place, Suite 100
Carpinteria, CA 93013

Re:	Estimated Reserves and Revenues As of January 1,2011
Dear Mr. Cottman:
Pursuant to your request, we have estimated future reserves and projected revenues for properties owned by NiMin Energy Corp. (NiMin”). The properties are located in California, Louisiana, and Wyoming.
Our conclusions, as of January 1, 2011, are as follows:

	Net to NiMin Energy. Corp. (All Revenues are in United States Dollars)*
	Proved Developed		Proved	Total	Total	Proved +
	Producing	Nonproducing	Undeveloped	Proved	Probable	Probable
Estimated 8/8ths Oil, Mbbl	3,603.5	1,408.1	13,135.5	18,147.1	11,214.3	29,361.3
Estimated 8/8ths Gas, MMcf	1,141.0	1,026.0	355.0	2,521.0	770.0	3,291.0
Estimated Future Net Oil, Mbbl	2,720.8	905.8	10,004.8	13,631.4	8,557.3	22,188.7
Estimated Future Net Gas, MMcf	182.9	252.6	79.4	514.9	138.0	652.9

Constant Product Prices

Future Gross Revenue, $M	189,522	64,509	693,228	947,258	601,676	1,548,934
Operating Costs, $M	65,992	12,582	152,472	231,046	150,032	381,078
Direct Taxes, $M	16,852	6,497	69,320	92,669	17,583	110,252
Capital Costs, $M	1,934	3,985	81,917	87,835	49,529	137,364
Future Net Revenue, $M	104,744	41,444	389,519	535,707	384,531	920,239
FNR, Disc. @ 5%, $M	68,445	30,486	233,417	332,348	226,241	558,587
FNR, Disc. @ 10%, $M	51,133	23,800	148,447	223,380	138,375	361,755
FNR, Disc. @ 15%, $M	41,211	19,337	97,767	158,315	86,921	245,236
FNR, Disc. @20%, $M	34,779	16,148	65,446	116,374	55,421	171,794

Projected Revenues by Year, $M (Constant Product Prices)

2011	12,688	2,699	(20,372)	(4,985)	(3,292)	(8,277)
2012	8,936	6,267	(11,716)	3,487	(6,727)	(3,239)
2013	7,243	5,084	22,828	35,155	(18,651)	16,504
2014	6,192	3,769	39,172	49,133	18,078	67,211
Thereafter	69,685	23,625	359,607	452,917	395,123	848,040
Total	104,744	41,444	389,519	535,707	384,531	920,239

*	Totals subject to rounding

Mr. Clarence Cottman
February 16, 2011
Page Two
Report Preparation
Securities and Exchange Commission (SEC”) Regulation S-K, Item 102, and Regulation S-X, Rule 4-10, and the Financial Accounting Standards Board (“FASB”) require oil and gas reserve information to be reported by publicly held entities as supplemental financial data. As of January 1, 2010, SEC regulations require that revenues be based on the average of first-of-the-month prices for the twelve-month period prior to the effective date of the report and discounted at 10%. The regulations and standards provide for estimates of Proved reserves and permit, but do not require, reporting of Probable and Possible reserve quantities. Reserves prepared for SEC reporting purposes are required to conform to reserve definitions contained within Regulation S-X, Rule 4-10.
The Society of Petroleum Engineers (“SPE”) has promulgated reserve classification definitions and Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information which specify requirements for the qualifications and independence of reserve estimators and auditors and accepted methods for the estimation of future reserves. SPE reserve definitions vary significantly from those specified by the SEC and require reserves to be economically recoverable with prices and costs being received on the effective date of the report.
The estimated reserves and revenues shown herein have been prepared with consideration for SEC reserve classification definitions. Future revenues have been projected on the basis of pricing assumptions consistent with those required for SEC reporting.
Under separate cover we have provided projections of future reserves and revenues, including Probable reserves, which were based on forecast pricing assumptions. These projections were prepared in a manner consistent with Canadian reporting requirements and definitions. The estimated Proved reserve volumes shown herein are consistent with the Canadian estimates and only vary from such projections with respect to economic limits. The Probable reserves shown herein vary from those included in the report provided for Canadian reporting purposes in order to conform to SEC requirements.
Product Prices
As we understand the SEC requirements issued on January 14, 2009, oil and gas prices utilized to determine the Standardized Measure of discounted cash flows should be based on the trailing twelvemonth average of the first-of-the-month prices. The estimated revenues shown herein were based on average of first-of-the-month prices, including adjustments, on a property by property basis. Benchmark prices for oil and gas were projected at $79.43/bbl and $4.38/MMBtu, respectively. It is noted that these pricing requirements vary significantly from those previously required for SEC reporting purposes.
The projected revenues shown herein were based on posted prices for West Texas Intermediate oil at Cushing and Henry Hub (gas) and were adjusted for wellhead differentials. Gas prices were reduced by $0.50 per MMBtu to reflect our estimates of marketing and transportation costs for the Louisiana properties. No gas sales were projected for the remaining properties. Oil prices for Pleito Creek Field, located in California, were projected as NYMEX less 11% to reflect quality and marketing adjustments. Oil prices for the Louisiana and Wyoming properties were projected on the basis of $1.50 and $10.60 per barrel reductions, respectively. In the absence of evidence to the contrary, we have estimated the Btu content for all gas to be 1100 per Scf. Differentials were based on actual values as supplied by NiMin.
Market prices for both oil and gas continue to be influenced by a variety of market and seasonal factors and future revenues are likely to be influenced by such variations in product prices.

Mr. Clarence Cottman
February 16, 2011
Page Three
A comparison of the average product prices, weighted as a composite for all properties, follows:

	Constant Product Prices
	Oil, $/bbl	Gas, $/Mcf
2011	69.44	4.27
Maximum	69.87	4.27
Average Over Life	69.68	4.27
Product price hedges, if any, were not considered for the purposes of this report.
Projections
The attached reserve and revenue projections have been prepared on a calendar year basis with the first time period being January 1, 2011, through December 31, 2011.
Interests Included
The ownership shown herein reflects the NiMin share of participation in existing properties and locations identified by NiMin and other operators. It is our understanding that NiMin has obtained the necessary lease rights to achieve the projected ownership.
The ‘Pleito Creek — PRI” projection, which includes both negative volumes and revenues, represents a baseline production level that is payable to the previous owners of Pleito Creek Field.
Reserve Estimates
The estimated reserves include limited volumes for seven producing completions in Pleito Creek Field, California, six producing completions in Louisiana, and thirty-one producing wells in Wyoming. Producing reserves were based on the extrapolation of production history where there was sufficient data to indicate a performance trend and were further supported by volumetric calculations and analogy.
Pleito Creek Field - The field was discovered by Exxon in 1951 and is located in Section 35, Township 11N, Range 21W, Kern County, California. Since 1951, the Pleito Creek Field has produced 2.32 million barrels of 17° API oil from the Santa Margarita reservoir. Fluid expansion has been the field’s primary drive mechanism, with limited recoveries as a result of pilot in-situ combustion operations conducted by Exxon.
Geologically, the field is a faulted anticline with a steeply dipping north limb that rolls over into the Wheeler Ridge thrust fault. The Miocene-aged Santa Margarita sand is the primary producing reservoir in the field. It ranges in depth from -1,700’ subsea to -3,500’ subsea and is on average 115’ thick.
NiMin is the operator of all wells at Pleito Creek Field and also is the operator for all historical leases, which have been combined into a single lease referred to as the “Ten West Lease,” covering 225 acres. On the effective date of the report there were seven active producing wells, one injection well and a well undergoing remedial operations in the field.
NiMin has drilled a total of five horizontal producing wells in the Santa Margarita formation. As part of the combined miscible displacement (“CMD”) pilot project, NiMin has two monitoring wells and one injection well. NiMin plans to drill up to six additional horizontal producing wells and nine vertical producing wells. NiMin has also installed new production and injection facilities.

Mr. Clarence Cottman
February 16, 2011
Page Four
During 2009 NiMin initiated injection operations and has achieved combustion in the reservoir. The company continues to closely monitor pressure, temperature, produced gas composition, oil production rates, and oil quality. Definitive response has been achieved with respect to all the above parameters and production response has been observed in the H-01, H-02, and H-03 completions. As a result of the response to the CMD pilot, we have transferred a portion of the estimated secondary reserves to the Proved category as discussed below.
The NiMin objective of the CMD pilot project has been to demonstrate the use of horizontal and vertical wells to capture gravity-draining residuum from the steam chest and upgraded oil from a near-miscible, carbon dioxide displacement front. This procedure is expected to substantially increase recovery of inplace oil reserves.
The near-miscible, carbon dioxide gas cap and steam chest has been designed to be created with in-situ, super-wet oxygen combustion. The project was also expected to result in the precipitation of asphaltines in-situ as the result of contact with hot carbon dioxide. The precipitated asphaltene will be hydro-cracked by hot steam and potassium carbonate catalyst into light ends and coke. The coke will be burned as fuel by the oxygen gas and the light ends will be produced by production wells. The conversion of co-injected water to steam will scavenge the heat behind the burn front and increase the burn front velocity across the top of the reservoir. Carbon dioxide and steam displacement of the oil above the production wells is expected to result in increased oil production and overall recovery efficiency.
Reserve assignments for the producing properties have been based on the extrapolation of production histories and analogy to prior completions. For the purposes of our analysis we have projected that horizontal completions will recover approximately 1.8 times that of a vertical completion. Total secondary reserves (8,549 Mbbl) were projected to be approximately 22% of original oil in place (39,185 MbbI); however, technical analysis and comparisons to other similar secondary projects suggest that actual recoveries are likely to be significantly higher. On an overall basis, primary recovery has been projected to be approximately 13% of original oil in place and primary plus secondary (“2P”) recovery is 36% of original oil in place. We have reviewed information for three other analogous projects in which the ultimate recovery has exceeded 50% of oil in place. Of the estimated total secondary reserves, 11.5% (984 MBO) have been included in the Proved category to reflect observed results. The remaining secondary reserves are shown in the Probable category pending further development and implementation operations.
In addition, NiMin drilled and completed an initial test well into the Olcese sand that produced at a rate of approximately 30 barrels of 19° API oil per day. This well was subsequently converted to a Santa Margarita injector and a follow-up location, 0-2, was drilled. The projections reflect two proved undeveloped locations targeting the Olcese formation. Reserve assignments for the Olcese formation have been based on volumetric assignments, utilizing an 8% recovery factor of original oil in place.
Louisiana Properties - The reserve assignments for the Louisiana properties, consisting of six producing completions, two recompletions, and six drilling locations as identified by NiMin, have been based on volumetric calculations and analogy to offset production. Performance data has been considered for the producing completions in which a performance trend has been established. Proved reserves were assigned only where a completion could be made updip to a prior completion or where production tests, geological, and other information indicated producible reserves.
The estimates of Probable reserves have been prepared in accordance with SEC definitions. No reserve assignments have been included for reserves to be produced from fault blocks that have not been shown to be productive on the basis of prior well penetrations.

Mr. Clarence Cottman
February 16,2011
Page Five
It is noted that the reserve assignments shown herein for all Louisiana properties have been based on a combination of information derived from past operations conducted by other operators, seismic data, and subsurface interpretations.
Wyoming Properties - The properties, acquired in late 2009, consist of four mature oil fields located in Park County, Wyoming. The fields produce from the Phosphoria and Tensleep formations.
The properties are as follows:

	No. of		Cumulative	Undeveloped Locations
Field	Wells		Recovery, Mbbl	Proved	Probable
Ferguson Ranch	17	*	5,356	17	0
Hunt	6		953	6	9
Sheep Point	6		656	5	7
Willow Draw	24	*	2,798	24	15

*	Includes wells drilled, but not completed.
The gravity of oil produced from the subject fields varies between 14°-18° API.
Estimated reserves shown for the producing properties have been projected on the basis of the extrapolation of performance data. The majority of the producing completions have extensive production histories and provide substantial data with respect to performance trends. In some cases the information suggests that recent well intervention work has been performed. In such cases we have considered prior historical performance in estimating future reserves.
Proved Undeveloped reserves were assigned to certain locations which represent downspacing of the prior field development. Proved Undeveloped locations were limited to one location per existing completion and all locations are direct offsets to existing wells. Probable Undeveloped reserves were assigned to additional locations such that each field’s ultimate drilling density was consistent with that of offset fields.
Support for the ability to successfully develop the subject fields is derived from eight other fields producing from the Phosphoria and Tensleep formations that have now been developed on 7- to 14-acre spacing. The subject fields are currently drilled on spacing of 19 to 75 acres.
We have also considered volumetric calculations in the assignment of future reserves.
Ferguson Ranch — During 2010, NiMin drilled a total of six wells, five of which are in the producing category and one that is awaiting completion. However, these completions have been found to be significantly less prolific than our prior projections. Therefore reserve estimates for the remaining undeveloped locations have been reduced to reflect the drilling results. In general the reduced performance of the completions has been attributed to lower reservoir pressures in comparison to expectations. As a result NiMin has proposed (and approved) the implementation of waterflood operations to efficiently recover remaining reserves. Total recoverable reserves are consistent with our previous projections; however, certain locations previously included in the Probable category have been moved to Proved as a result of drilling operations. Secondary reserves were assigned on the basis of analogy to the performance of other waterfloods conducted in the same horizons as Ferguson Ranch.

Mr. Clarence Cottman
February 16, 2011
Page Six
Hunt — No development activity was conducted during 2010. In comparison to our previous report, three additional Probable Undeveloped locations have been included to reflect additional acreage acquired by NiMin during 2010.
Sheep Point — No development activity was conducted during 2010.
Willow Draw — Activity during 2010 included drilling three new wells (not completed), two workovers to perforate additional intervals, three polymer injection operations, and one well deepening. As a result of the successful implementation of workover and polymer operations, NiMin has identified additional remedial operations and we have assigned incremental reserves based on the performance of operations conducted during the year. In addition, six locations were moved to the Proved Undeveloped category from Probable Undeveloped to reflect one Proved location per existing well.
General Comments - Reserve estimates for nonproducing intervals and undeveloped locations will be subject to a significantly greater level of variation than for producing properties that have demonstrated established decline trends. The Probable reserve category will be subject to a greater level of risk than that which would be expected for the Proved reserve assignments. In some cases, the estimated Proved and Probable Undeveloped reserves may be affected by the performance of drilling operations.
In those cases where multiple productive horizons exist within a given wellbore, we have preferentially projected that the Proved reserves will be completed first with the lowermost Proved horizon being the initial completion. However, it is our expectation that after the wells are drilled, the lowermost productive horizon in each wellbore will be the first completed.
We have considered certain geological interpretations as provided, but in all cases we have exercised the final judgments for the estimated reserves.
Operating and Capital Costs
Operating costs, shown as dollars per well per month, were based on our estimates of the level of operations necessary for the subject completions. Costs for secondary operations in Pleito Creek Field have been on the basis of a fixed cost for the three target fault blocks and a cost of $5.00 per produced barrel of oil. Injection gas (oxygen) costs were projected on a variable basis with consideration for the timing of installation of air plant facilities. Operating costs for secondary operations in Ferguson Ranch Field were scheduled on the basis of a fixed monthly charge plus variable expenses for produced oil, produced water, and water injection. All costs have been held constant over the life of the properties.
Severance taxes, shown as dollars per unit of production or as a percentage of gross revenues in accordance with statutory rates, have been deducted separately. We have been informed that the California properties are not subject to severance taxes.
Capital expenditures, shown under “Other Costs,” were supplied by NiMin and are intended to reflect costs necessary to develop the estimated reserves and the remedial costs required to recomplete to behind-pipe zones. Abandonment costs of $50,000 per well have been included for each wellbore. Because all of the properties are located onshore, abandonment costs are anticipated to be minimal relative to the estimated future revenues.
A summary of capital costs (before escalation) necessary for full implementation of the Pleito Creek secondary recovery project are as follows:

Mr. Clarence Cottman
February 16, 2011
Page Seven

Proved Undeveloped
Injector Workover	$400,000
Air Plant Phases 1 & 2	$3,000,000

Probable Undeveloped
Facilities	$5,000,000
Air Plant Phases 3 & 4	$6,000,000
Oil Pipeline	$3,000,000
Overall capital expenditures (before escalation) associated with the implementation of waterfood operations in Ferguson Ranch include:

Production Facilities	$5,400,000
Injector Conversions	$3,000,000
Water Source Wells	$600,000
We have reviewed these costs and believe they are appropriate for the subject operations. Capital investments represent the most recent estimates prepared by NiMin. Costs were held at current levels over the life of the properties.
Huddleston & Co., Inc.
Huddleston & Co., Inc., is registered with the Texas Board of Professional Engineers (Registration Number F-001024). Substantially all of the engineering calculations and conclusions shown herein were prepared by Peter D. Huddleston, P.E., who was licensed by the Texas Board of Professional Engineers under Sec. 12(b), Senate Bill No. 74, which required graduation from an accredited engineering curriculum, four years of experience, and successful completion of the Engineer in Training and Principles and Practice examinations. Mr. Huddleston has been practicing as a petroleum engineer for over 30 years and has been a licensed professional engineer in the State of Texas (serial number 57166) since 1985.
Huddleston & Co., Inc., was formed in 1967 and has been providing engineering services continuously since that time.
Factors Not Included
Values were not assigned to nonproducing acreage or to the salvage of surface and subsurface equipment.
General office overhead, and allowances for depletion, depreciation, and amortization have not been deducted from future revenues.
We have not attempted to apply risk adjustments to any of the projections shown herein.
Report Qualifications
THE ESTIMATED REVENUES AND PRESENT VALUE OF THESE REVENUES ARE NOT REPRESENTED AS MARKET VALUE.
The projections shown herein have been based on drilling and development schedules as indicated by NiMin. The timing of actual drilling operations will be controlled by rig availability and other factors. Deviations from the proposed operational schedule may affect the projections of discounted revenues; however, capital contributions would not be expected to be required until such time that drilling operations

Mr. Clarence Cottman
February 16, 2011
Page Eight
for the individual projects are imminent. We have accepted NiMin’s representation that capital will be available to meet the requirements as projected herein.
Estimates for individual completions should be considered in context with the total or overall estimated revenues. Actual performance of the individual completions can be expected to vary considerably from the projections, particularly in comparison to the total composite production.
We did not inspect the properties or NiMin’s land files. Ownership, product prices, and other factual data have been accepted as represented by NiMin.

Respectfully submitted,
/s/ Peter D. Huddleston
Peter D. Huddleston, P.E.
Texas Registered Engineering Firm F-1024

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